[redacted]

11015875

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-65777

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FG Capital LC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

7701 Forsyth Blvd., Suite 750

St. Louis Missouri 63105-1820

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller (314) 862-8500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Maddock, Henson & Haberstroh, P.C.

5353 S. Lindbergh Blvd., Suite 200 St. Louis Missouri 63126

CHECK ONE:

X Certified Public Accountant
O Public Accountant
O Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, DAVID B. MUELLER, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FG CAPITAL LC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Financial and Operations Principal

Subscribed and sworn
to before me
this 16 day of February 2011

Notary Public

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL
AMANDA K. MCMAHON
My Commission Expires
February 17, 2014
St. Charles County
Commission #10936583

This report contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirement pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirement under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Independent Auditor's Report

Board of Managers
FG Capital LC

We have audited the accompanying statement of financial condition of FG Capital LC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit over its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maddock, Henson & Haberstroh, P.C.

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

February 9, 2011

FG Capital LC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 7,482

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$ 7,482
Total liabilities and member's equity	$ 7,482

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenue	$ 0
Operating expenses:	
Licenses and permits	1,130
Professional services	3,525
Other expense	364
	5,019
Net (loss)	$ (5,019)

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2010

Member's equity, beginning of year	$ 8,976
Member Contribution	3,525
Net (loss)	(5,019)
Member's equity, end of year	$ 7,482

The accompanying notes are an integral part of these financial statements

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net (loss)	$ (5,019)
Net cash used in operating activities	(5,019)
Cash flows from financing activities:	
Capital contribution by member	3,525
Net cash provided by financing activities	3,525
Decrease in cash	(1,494)
Cash, beginning	8,976
Cash, ending	$ 7,482

Supplemental cash flows disclosures:	
Income tax payments	$ 0
Interest payments	$ 0

The accompanying notes are an integral part of these financial statements

FG Capital LC
Notes to Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not effect the sale of municipal or government securities or debt of direct participation programs, nor will it effect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Changes in Financial Condition

For purposes of the Statement of Changes in Financial Condition, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Subsequent Events

Management has evaluated subsequent events through February 9, 2011, the date the financial statements were available to be issued.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. The agreement states that the Parent will not apportion or charge back any such expenses to the Company. In consideration of the services provided, the Company agreed to pay Parent 90% of their net earnings.

The compensation expense to Parent for the year ended December 31, 2010 was $0.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company has net capital of $7,482, which was $2,482 in excess of its required net capital of $5,000. The Company did not have any indebtedness at December 31, 2010.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net capital	
Total member's equity	$ 7,482
Net capital	$ 7,482
Aggregate indebtedness	
Items included in statement of financial condition:	
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,482
Excess net capital at 1,500 percent	$ 7,482
Excess net capital at 1,000 percent	$ 7,482
Ratio: Aggregate indebtedness to net capital	0.00 to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2010.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Credit balances	
Total credit items	$ 0
Debit balances	
Total debit items	$ 0
Required deposit	None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2010.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

We conducted our audit of the financial statements of FG Capital LC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maddock, Henson & Haberstroh, P.C.

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

February 9, 2011

FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2010